                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                              (Amendment No. ___)*

                   Compass International Services Corporation
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    20450K108
                                    ---------
                                 (CUSIP Number)

                                Steven L. Winokur
                                 NCO Group, Inc.
                             515 Pennsylvania Avenue
                            Fort Washington, PA 19034
                                 (215) 793-9300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Francis E. Dehel, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 569-5500
                            Facsimile: (215) 569-5555

                                  May 12, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e) or 240 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
 CUSIP NO. 20450K108                    13D                     NCO Group, Inc.
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          NCO Group, Inc.
          IRS Identification No. 23-2858652
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See       (a)   / /
          Instructions)                                               (b)   / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)  00
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  -0-
        NUMBER OF          -----------------------------------------------------
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                   6,066,931
         EACH              -----------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                     - 0 -
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,066,931
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.11
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON(See Instructions)

          CO
--------------------------------------------------------------------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by NCO Group, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, $.01 par value (the " Common Stock") of Compass International Services Corporation, a Delaware corporation ("Compass"). The principal executive offices of Compass are located at One Penn Plaza, Suite 4430, New York, New York 10119.

Item 2. Identity and Background.

         (a) The name of the person filing this statement is NCO Group, Inc., a Pennsylvania corporation ("NCO"). NCO provides account receivables management and other outsourced services.

         (b) The address of the principal office of NCO is 515 Pennsylvania Avenue, Fort Washington, PA 19034.

         (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of NCO's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither NCO nor, to NCO's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither NCO nor, to NCO's knowledge, any person named in Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To NCO's knowledge, all of the directors and executive officers of NCO named in Schedule I to this Schedule 13D are citizens of the United States.

Item 3. Source and Amounts of Funds or Other Consideration.

         To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Compass have entered into a Voting Agreement with NCO as described in Item 4.

Item 4. Purpose of Transaction.

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated May 12,1999 (the "Merger Agreement"), among NCO, Cardinal Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of NCO ("Cardinal"), and Compass, and subject to the conditions set forth in the Agreement (including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the approval of the Merger by the stockholders of Compass, the condition that the arithmetic per share average of the last reported sales price of one share of NCO Common Stock, as reported on the NASDAQ National Market during the five trading days ending on and including the trading day one day before the Compass Stockholder meeting is more than $27.50 (such amount to be proportionately adjusted in the event NCO Common Stock is subdivided), and the completion of the sale of Compass' Print and Mail Business (as defined below)), Cardinal will be merged with and into Compass (the "Merger"), Compass will become a wholly-owned subsidiary of NCO and each share of Compass Common Stock will be converted into the right to receive 0.23739 of a share of Common Stock, $.01 par value per share (the "NCO Common Stock") of NCO, based upon the arithmetic average of the last reported sale prices of one share of NCO Common Stock as reported on the Nasdaq Stock Exchange over the 20 trading days ending on and including the trading day two days prior to the effective date of the Merger (the "Average Stock Price").

         In addition, NCO will assume outstanding options exercisable for Compass Common Stock on the terms set forth in Section 2.6 of the Merger Agreement.

         The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of all parties, closing conditions for the benefit of NCO and closing conditions for the benefit of Compass, as set forth in Sections 7.1, 7.2 and 7.3 of the Merger Agreement, respectively. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D.

         As an inducement to NCO to enter into the Merger Agreement, each of Richard Bainter, Michael Cunningham, David DuCoin, Edward DuCoin, John Erickson, Leeds Hackett, Mahmud Haq, Earl Johnson, Robert Jones, Les Kirschbaum, Scott Lang, Maurice Maher, David P. McCormick Trust, Mark E. McCormick Trust, Steven
B. McCormick Trust, Robert Meador, Robert Meador, Trustee, Kenneth W. Murphy Children Trust, Kenneth W. Murphy, Billy Ray Pitcher, and James Summers (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated May 12, 1999 (the "Voting Agreement") with NCO. The number of shares of Compass Common Stock beneficially owned by each of the Voting Agreement Stockholders, based on information supplied by them in the Voting Agreement, is set forth on Schedule II to this Schedule 13D. Pursuant to Section 3(a) of the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Compass Common Stock owned by them in favor of the Merger, the execution and delivery by

Compass of the Merger Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof.

         Pursuant to Section 3(b) of the Voting Agreement, the Voting Agreement Stockholders have also executed and delivered to NCO irrevocable proxies granting NCO the authority to vote the shares of Compass Common Stock owned by the Voting Agreement Stockholders with respect to the matters described above. NCO did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement or his, her or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their Compass Common Stock in their discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

         (b) - (c) Concurrently with the execution of the Merger Agreement, Compass entered into a Stock Purchase Agreement by and between Compass and Swiss-Irish Enterprises, Inc., a Texas corporation, dated as of May 12, 1999 pursuant to which, and subject to the conditions set forth in the Print and Mail Agreement, Compass agreed to sell the stock of all of its subsidiaries engaged in the print and mail business (the "Print and Mail Business"). A copy of the Stock Purchase Agreement is filed as Exhibit 99.3 to this Schedule 13D.

         (d) If the Merger is consummated, Compass will become a wholly-owned subsidiary of NCO and NCO will subsequently determine the size and membership of the Board of Directors of Compass and the officers of Compass.

         (e) None, other than a change in the number of outstanding shares of Compass Common Stock as contemplated by the Merger Agreement.

         (f) Upon consummation of the Merger, Compass will become a wholly-owned subsidiary of NCO.

         (g) Following consummation of the Merger, the Certificate of Incorporation and Bylaws of Compass may be amended and restated in a form satisfactory to NCO.

         (h) Upon consummation of the Merger, the Compass Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Compass Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, NCO currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although NCO reserves the right to develop such plans).

Item 5.           Interest in Securities of the Issuer.

          (a) - (b) As a result of the Voting Agreement, NCO has shared power to vote an aggregate of 6,066,931 shares of Compass Common Stock, or for the limited purposes described in Item 4 above. Such shares constitute approximately 42.11% of the issued and outstanding shares of Compass Common Stock as of May 12, 1999.

         To NCO's knowledge, no shares of Compass Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreement.

         As described in Item 4(a)-(b), NCO shares the power to vote or to direct the vote or to dispose or direct the disposition of Compass Common Stock with each person named in Schedule II. Except to the extent that the SEC filings of Compass disclose the present principal occupation or employment of the persons set forth in Schedule II, NCO has no knowledge of such persons' principal, occupation or employment.

         During the past five years, to NCO's knowledge, no person named in
Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to NCO's knowledge, no person named in
Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To NCO's knowledge, all persons named in Schedule II to this Schedule 13D are citizens of the United States.

         (c) Neither NCO, nor, to NCO's knowledge, any person named in Schedule II to this Schedule 13D, has effected any transaction in Compass Common Stock during the past 60 days, except as disclosed herein.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Item 4 above, to NCO's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Compass, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

*Exhibit 99.1     -     Agreement and Plan of Merger dated May 12, 1999, by and
                        among NCO Group, Inc., a Pennsylvania corporation,
                        Cardinal Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of NCO Group, Inc., and Compass International Services Corporation, a Delaware corporation.

*Exhibit 99.2     -     Voting Agreement dated May 12, 1999, by and among NCO
                        Group, Inc., a Pennsylvania corporation, and each of Richard Bainter, Michael Cunningham, David DuCoin,
                        Edward DuCoin, John Erickson, Leeds Hackett, Mahmud Haq,
                        Earl Johnson, Robert Jones, Les Kirschbaum, Scott Lang,
                        Maurice Maher, David P. McCormick Trust, Mark E.
                        McCormick Trust, Steven B. McCormick Trust, Robert
                        Meador, Robert Meador, Trustee, Kenneth W. Murphy
                        Children Trust, Kenneth W. Murphy, Billy Ray Pitcher, and James Summers.

*Exhibit 99.3     -     Stock Purchase Agreement by and between Compass
                        International Services Corporation, a Delaware corporation and Swiss-Irish Enterprises, Inc., a Texas corporation, dated as of May 12, 1999.

*Incorporated by reference from the Exhibits to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 of Compass (File No. 000-23217) filed with the SEC on May 17, 1999 as follows: Exhibit 99.1 is filed as Exhibit 2.1 to the Form 10-Q, Exhibit 99.2 is Annex II to Exhibit 2.1 to the Form 10-Q, and
Exhibit 99.3 is filed as Exhibit 2.2 to the Form 10-Q.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I believe that the information set forth in this statement is true, complete and correct.


                                      NCO GROUP, INC.


                                      By: /s/ Steven L. Winokur
                                          --------------------------------------
                                          Steven L. Winokur
                                          Executive Vice President, Finance;
                                          Chief Financial Officer; and Treasurer
Dated: May 21, 1999

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF NCO



Name                                  Principal Occupation or Employment
----                                  ----------------------------------

Michael J. Barrist                    Chairman of the Board, President and
                                      Chief Executive Officer

Charles C. Piola, Jr.                 Executive Vice President, Business
                                      Development and Director

Steven L. Winokur                     Executive Vice President, Finance;
                                      Chief Financial Officer; and Treasurer

David E. D'Anna                       Executive Vice President and Divisional
                                      Chief Executive Officer, Technology-based
                                      Outsourcing Services, and Director

Joseph C. McGowan                     Executive Vice President and
                                      Divisional Chief Executive Officer,
                                      Accounts Receivable Management Services

Stephen W. Elliott                    Executive Vice President, Information
                                      Technology and Chief Information Officer

Robert Di Sante                       Executive Vice President and
                                      Divisional Chief Executive Officer,
                                      International Operations

Joshua Gindin, Esq.                   Executive Vice President and  General
                                      Counsel

Paul E. Weitzel Jr                    Executive Vice President, Corporate
                                      Development

Bernard R. Miller                     Executive Vice President and Divisional
                                      Chief Executive Officer, Healthcare
                                      Services and Director

         All individuals named in the above table are employed by NCO Group, Inc. The address of NCO's principal executive office is 515 Pennsylvania Avenue, Fort Washington, PA 19034.



                          NON-EMPLOYEE DIRECTORS OF NCO


                           Principal Occupation               Name And Address of Corporation or
Name                       Or Employment                      Other Organization in Which Employed
----                       -------------                      ------------------------------------
Eric S. Siegel             President of Management            Siegel Management Company
                           Consulting Firm                    937 Haverford Avenue
                                                              Suite 301
                                                              Bryn Mawr, PA 19010


Allen F. Wise              Chief Executive Officer of         Coventry Corporation
                           Managed Care Company               6705 Rockledge Drive
                                                              Suite 100
                                                              Bethesda, MD 20817


Stuart Wolf                Chief Executive Officer of         Reimbursement Technologies, Inc.
(nominee                   Corporation that provides          37043 Walton Road
for director)              billing services for               Blue Bell, PA 19422
                           emergency room
                           physicians


                                   SCHEDULE II

                                             Number of Shares of Compass               Percentage of Outstanding
Voting Agreement                             Common Stock Beneficially                 Shares of Compass Common
Stockholder                                  Owned                                     Stock as of May 12, 1999
----------------                             ---------------------------               -------------------------

Richard Bainter                                      226,986                                     1.58
Michael Cunningham                                   252,415                                     1.75
David DuCoin                                         194,562                                     1.35
Edward DuCoin                                        194,562                                     1.35
John Erickson                                        167,990                                     1.17
Leeds Hackett                                        393,329                                     2.73
Mahmud Haq                                           196,323                                     1.36
Earl Johnson                                          43,997                                     0.31
Robert Jones                                         275,000                                     1.91
Les Kirschbaum                                       467,127                                     3.24
Scott Lang                                           152,420                                     1.06
Maurice Maher                                        284,112                                     1.97
David P. McCormick Trust                             324,974                                     2.26
Mark E. McCormick Trust                              324,974                                     2.26
Steven B. McCormick Trust                            324,974                                     2.26
Robert Meador                                        173,979                                     1.21
Robert Meador, Trustee                               170,000                                     1.18
Kenneth W. Murphy Children Trust                     510,000                                     3.54
Kenneth W. Murphy                                  1,076,911                                     7.48
Billy Ray Pitcher                                     37,296                                     0.26
James Summers                                        275,000                                     1.91
                                                   ---------                                    -----
                                                   6,066,931                                    42.11